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                       Banco Itau Holding Financeira S.A.
A Publicly Listed Company                               CNPJ. 60.872.504/0001-23



                           Announcement to the Market


                     Trading of Own Shares as Treasury Stock
                               Month: January 2005


1. On November 18 2004, in keeping with the best Corporate Governance practice, Banco Itau Holding Financeira S.A. (Itau Holding) voluntarily disclosed its "Operating Rules for the Trading of Own Shares as Treasury Stock ("Rules").

2. Item 2.1.3 of the "Rules" established the obligation to make monthly disclosure of the volumes of own shares traded on stock exchanges by Itau Holding, and minimum, average and maximum prices.

3. We inform the capital market entities of the prices and the volume traded by Itau Holding for transactions in its own shares as treasury stock during January 2005:

                                ------------------------------------------------
                                                    Prices - R$ per Share
                                   Trading   -----------------------------------
                                   Volume      Minimum     Maximum     Average
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      Common Shares                11,640       334.00      347.00      345.77
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      Preferred Shares               0             -          -           -
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4.   We would remind readers that historical data is available in the organization's Investor Relations site (www.itauri.com.br).


                        Sao Paulo-SP, February 10, 2005.



                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Officer


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